                                 SCHEDULE 13D

                                 (RULE 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                               Amendment No. 1 to

                                  SCHEDULE 13D

                  Under the Securities Exchange Act of 1934


                            Medtox Scientific, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                           Common Stock and Warrants
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  586999-40-1
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                                 (CUSIP Number)


                               Robert T. Montague
                        Robins, Kaplan, Miller & Ciresi
                         800 LaSalle Avenue, Suite 2800
                             Minneapolis, MN 55408
                                  612-349-8500
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                               December 27, 2000
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 586999-40-1             13D                        PAGE  2 OF  9 PAGES
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1   NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    (ENTITIES ONLY)
    Pyramid Trading Limited Partnership 36-3723624
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)
    WC

--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Illinois
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    0 Shares
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    348,300 Shares
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    0 Shares
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    348,300 Shares
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     348,300 Shares
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.5%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     BD, PN, IV
--------------------------------------------------------------------------------

CUSIP NO. 586999-40-1             13D                        PAGE  3 OF 9  PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    Oakmont Investments, LLC 36-3996171
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    N/A
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Illinois
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    0 Shares
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    348,300 Shares
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    0 Shares
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    348,300 Shares
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     348,300 Shares
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.5%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     CO, IV
--------------------------------------------------------------------------------

CUSIP NO. 5869999-40-1            13D                          PAGE 4 OF 9 PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                           Daniel Asher, ###-##-####
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

                                      N/A

--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
                                 United States

--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    348,300 Shares
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    348,300 Shares
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    348,300 Shares
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    348,300 Shares
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                348,300 Shares
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      9.5%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)


--------------------------------------------------------------------------------

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CUSIP No.586999-40-1




        This Amendment No. 1 ("Amendment No. 1") amends the Statement on
Schedule 13D (the "Schedule 13D") filed on September 28, 2000, by Pyramid Trading Limited Partnership ("PT"), Oakmont Investments, LLC, the general partner of PT ("OI") and Daniel Asher, as manager of OI and individually ("DA") (collectively the "Reporting Persons") with respect to their beneficial ownership of common stock, par value $.15 per share (the "Common Stock") of Medtox Scientific, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 402 West County Road D, St. Paul, MN 55112. Item 5 is hereby amended to read as follows:

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CUSIP No.586999-40-1



ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

        (a) As of 12/27/00 the Reporting Persons beneficially owned the amounts of Common Stock and Warrant to purchase Common Stock respectively set forth below. The percentage set forth below represents the percentage of the outstanding shares of Common Stock based on 3,506,716 shares outstanding as of 11/13/00 as set forth in the Company's Form 10Q for the quarter ended 09/30/00 as adjusted in accordance with Rule 13D-3.

Reporting                Shares of                    Percent of
Person                  Common Stock           Outstanding Common Stock
---------               ------------           ------------------------
PT, OI, DA                348,300(1)                     9.5


----------------


1 Includes Warrants to purchase 140,000 shares exercisable within (sixty) 60 days.

        (b) The information set forth in Items 7 through 11 of the cover pages hereto is incorporated herein by reference.

        (c) The following schedule sets forth all transactions (open market purchases) in the Common Stock of the Company effected by the Reporting Persons since the filing of the Schedule 13D:

Date of Purchase       No. of Shares       Price Per Share (net of commissions)
----------------       -------------       ------------------------------------

    10/05/00                 500                          10.63
    10/24/00                 600                          11.00
    10/25/00               1,100                          11.00
    10/27/00                 500                          11.75
    10/27/00               9,000                          12.00
    10/27/00                 500                          12.13
    10/27/00               2,000                          12.25
    10/30/00               3,000                          12.13
    11/01/00               1,300                          12.00
    11/02/00                 200                          11.88
    11/03/00               1,800                          11.75
    11/22/00               8,000                          11.63
    11/27/00               3,400                          11.50
    11/29/00               2,300                          11.00
    12/04/00               1,000                           9.38
    12/04/00               2,000                           9.50
    12/15/00               6,500                           7.88
    12/18/00               4,000                           7.75
    12/20/00               5,000                           6.88
    12/21/00               5,000                           6.25
    12/21/00               5,000                           6.75
    12/21/00               5,000                           6.88
    12/27/00                 600                           5.75





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CUSIP No.586999-40-1



ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

        1. Agreement dated as of January 4, 2001 by and among the signatories of this Statement on Schedule 13D with respect to its filing.

                                    SIGNATURE

            After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: January 4, 2001                 PYRAMID TRADING LIMITED PARTNERSHIP
                                      BY: OAKMONT INVESTMENTS, LLC
                                      ITS: GENERAL PARTNER



                                      BY: /S/ Daniel Asher
                                          -------------------------------
                                              Daniel Asher
                                              Manager, Oakmont Investments, LLC


                                      OAKMONT INVESTMENTS, LLC


                                      BY: /S/ Daniel Asher
                                          -------------------------------
                                      Daniel Asher, Manager

                                      /s/ Daniel Asher
                                      -----------------------------------
                                      DANIEL ASHER




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CUSIP No.586999-40-1



                                  EXHIBIT INDEX

EXHIBIT NO.     DOCUMENT

        1 Agreement, dated as of January 4, 2001 by and among the signatories of this Statement with respect to its filing.

TYPE:  EX-1
SEQUENCE:  2
DESCRIPTION: AGREEMENT DATED AS OF JANUARY 4, 2001